U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                          For the Month of AUGUST 2002


                                MFC BANCORP LTD.
             (Exact Name of Registrant as specified in its charter)

      FLOOR 21, MILLENIUM TOWER, HANDELSKAI 94-96, A-1200, VIENNA, AUSTRIA
                              011 (43) 1 240 25 300
              (Address and telephone number of Registrant's office)


(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                      [X]  Form 20-F          [ ]  Form 40-F
                       -                       -

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes          No   X
                                  ----        -----

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_________________).

                                [GRAPHIC OMITED]



                                MFC BANCORP LTD.



                           2002 SECOND QUARTER REPORT
                                 TO SHAREHOLDERS



                                  JUNE 30, 2002



                           FORWARD-LOOKING STATEMENTS


The statements in this report that are not based on historical facts are called "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include statements regarding the outlook for our future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

  * general economic and business conditions, including changes in interest rates;
  *  prices  and  other  economic  conditions;
  *  natural  phenomena;
  * actions by government authorities, including changes in government regulation;
  *  uncertainties  associated  with  legal  proceedings;
  *  technological  development;
  *  future  decisions  by  management  in  response  to  changing  conditions;
  *  our  ability  to  execute  prospective  business  plans;  and
  *   misjudgments  in  the  course  of  preparing  forward-looking  statements.

We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf.

                                MFC BANCORP LTD.

                           2002 SECOND QUARTER REPORT

President's  Letter  to  Shareholders:

We are pleased to enclose our results for the second quarter of 2002. Our net earnings in the second quarter of 2002 increased by approximately 5.3% compared to the same period in 2001. The following table is a summary of selected financial information concerning MFC for the periods indicated:




                             Three Months Ended           Three Months Ended
                                  June 30,                   June 30,
                           -----------------------     ------------------------
                             2002           2001         2002            2001
                           --------       --------     --------       ---------
                                (U.S. dollars in         (Canadian dollars in
                              thousands except per       thousands except per
                                  share amounts)            share amounts)
                                Information Only

Revenue                    $ 35,138       $ 30,894     $ 53,364       $ 46,888
Net income                    6,617          6,287       10,049          9,543
Net income per share:
  Basic                        0.50           0.50         0.76           0.76
  Diluted                      0.48           0.47         0.72           0.72

                            June 30,    December 31,     June 30,    December 31,
                              2002         2001           2002           2001
                            --------    ------------    ---------    ------------
                           (U.S. dollars in thousands)    (Canadian dollars in
                                Information Only                thousands)

Cash and cash equivalents   $ 69,715    $ 48,453        $105,876     $ 77,166
Securities                    46,435      47,598          70,521       75,805
Total assets                 286,092     247,796         434,487      394,639
Debt                          63,327      61,535          96,175       98,000




MFC is a financial services company that focuses on merchant banking. We provide specialized banking and corporate finance services internationally. We advise clients on corporate strategy and structure, including mergers and acquisitions and capital raising. We also commit our own capital to promising enterprises and invest and trade to capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our proprietary investing is generally not passive and we seek investments where our financial expertise and management can either add or unlock value. Our operations are primarily conducted in Europe and North America.

Our experience and operating structure permits us to respond more rapidly to our clients' needs than many of our larger competitors. These traits are important to small and mid-sized business enterprises, many of which do not have large internal corporate finance departments to handle their capital requirements. We develop a partnership approach to assist those clients. These activities are conducted through our wholly-owned subsidiary, MFC Merchant Bank S.A., a fully licensed Swiss
bank.   In  2002,  our  banking  operations   were   relocated  from Geneva  to
Herisau,  Switzerland.   Since  1999,  our  private  banking   operations  have
outsourced and placed their client deposits with other major financial institutions on a fiduciary or trust basis and earn a fee on the amount of money received from the counterparty. This is in contrast to most North American banks, which generate revenue from the spread between their cost of funds and the credit received. These fiduciary or trust deposits are off-balance sheet items and permit us to generate revenues without committing or tying up significant amounts of capital. These arrangements also let us maintain key client relationships and mandates where we can provide value-added advisory services and yet offer clients the capability and economies of scale of a large banking institution.

We have established a foundation for our financial services business and look forward to continued growth during the remainder of 2002.


                                              Respectfully  submitted,

                                              /s/ M.J. Smith

                                              M.J.  Smith
August 28, 2002                               President

                                MFC BANCORP LTD.



                        CONSOLIDATED FINANCIAL STATEMENTS

                     FOR THE SIX MONTHS ENDED JUNE 30, 2002

                                   (UNAUDITED)

                                MFC BANCORP LTD.

                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                             (DOLLARS IN THOUSANDS)




                             JUNE 30, 2002     JUNE 30,      DECEMBER 31,
                            ----------------     2002            2001
                              (U.S. DOLLARS)   --------      ------------
                            INFORMATION ONLY       (CANADIAN DOLLARS)
ASSETS
Cash and cash
  equivalents               $ 69,715           $105,876      $ 77,166
Securities                    46,435             70,521        75,805
Loans                         46,698             70,921        69,737
Receivables                   42,340             64,301        44,371
Due from investment dealers      253                384           493
Commodity investments          4,657              7,072         5,447
Properties held for
  development and sale.       15,067             22,883        22,480
Resource property             24,428             37,099        37,451
Goodwill                      18,623             28,282        28,066
Equity method investments     16,159             24,540        30,898
Prepaid and other              1,717              2,608         2,725
                            --------           --------      --------
                            $286,092           $434,487      $394,639
                            ========           ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Accounts payable and
    accrued expenses        $ 23,586           $ 35,820      $ 41,649
  Debt                        63,327             96,175        98,000
  Future income tax
    Liability                  1,999              3,036         5,348
  Deposits                    34,314             52,112           524
                            --------           --------      --------
     Total liabilities       123,226            187,143       145,521
                            --------           --------      --------

Minority interests             1,960              2,976         3,121

Shareholders' equity
  Common stock                46,564             70,717        76,673
  Cumulative translation
    adjustment                 5,321              8,081         4,452
  Retained earnings          109,021            165,570       164,872
                            --------           --------      --------
                             160,906            244,368       245,997
                            --------           --------      --------
                            $286,092           $434,487      $394,639
                            ========           ========      ========




The  accompanying  notes  are  an  integral  part of these financial statements.

                                MFC BANCORP LTD.

           CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001
                                   (UNAUDITED)
                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)





                             2002
                        ----------------        2002          2001
                         (U.S. DOLLARS)      ----------    ----------
                        INFORMATION ONLY        (CANADIAN DOLLARS)
Financial services
 revenue               $ 70,848             $107,596      $ 90,890

Expenses
   Financial services    46,236               70,219        64,013
   General and
     Administrative      10,166               15,439         7,719
   Interest               2,253                3,421         1,447
                       --------             --------      --------
                         58,655               89,079        73,179
                       --------             --------      --------

Income before
 income taxes            12,193               18,517        17,711
Recovery of
 (provision for)
 income taxes.              994                1,510          (363)
                       --------             --------      --------
                         13,187               20,027        17,348
Minority interests            7                   10           278
                       --------             --------      --------
Net income               13,194               20,037        17,626
Retained earnings,
 beginning of period    108,561              164,872       148,767
Dividends               (12,734)             (19,339)            -
                       --------             --------      --------

Retained earnings,
 end of period         $109,021             $165,570      $166,393
                       ========             ========      ========

Earnings per share
   Basic               $   1.01             $   1.54      $   1.43
                       ========             ========      ========
   Diluted             $   0.96             $   1.45      $   1.34
                       ========             ========      ========

Weighted average
 number of shares
 outstanding
 (in thousands)
   Basic                 13,027               13,027        12,326
                       ========             ========      ========
   Diluted               14,371               14,371        13,715
                       ========             ========      ========




The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

           CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                FOR THE THREE MONTHS ENDED JUNE 30, 2002 AND 2001
                                   (UNAUDITED)
                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)




                            2002
                       ----------------         2002          2001
                        (U.S. DOLLARS)       ----------    ----------
                       INFORMATION ONLY         (CANADIAN DOLLARS)
Financial services
 revenue               $ 35,138              $ 53,364      $ 46,888

Expenses
   Financial services    23,689                35,976        31,704
   General and
     administrative       4,672                 7,096         5,032
   Interest               1,197                 1,818           613
                       --------              --------      --------
                         29,558                44,890        37,349
                       --------              --------      --------

Income before
 income taxes             5,580                 8,474         9,539
Recovery of
 (provision for)
 income taxes.            1,040                 1,579          (287)
                       --------              --------      --------
                          6,620                10,053         9,252
Minority interests           (3)                   (4)          291
                       --------              --------      --------
Net income                6,617                10,049         9,543
Retained earnings,
 beginning of period    115,138               174,860       156,850
Dividends               (12,734)              (19,339)            -
                       --------              --------      --------

Retained earnings,
 end of period         $109,021              $165,570      $166,393
                       ========              ========      ========

Earnings per share
   Basic               $   0.50              $   0.76      $   0.76
                       ========              ========      ========
   Diluted             $   0.48              $   0.72      $   0.72
                       ========              ========      ========

Weighted average number of shares
 outstanding (in thousands)
   Basic                 13,189                13,189        12,523
                       ========              ========      ========
   Diluted               14,506                14,506        13,908
                       ========              ========      ========




The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001
                                   (UNAUDITED)
                             (DOLLARS IN THOUSANDS)




                                           2002               2001
                                       ------------       ------------
Operating
  Net income                           $  20,037           $  17,626
  Adjustments to reconcile
  net income to net cash
  provided by operating activities:
     Depreciation and amortization           644                 850
     Write-down of equity method
       Investment                          4,735                   -
     Gain on debt                         (1,450)                  -
  Changes in current assets
   and liabilities
     Securities                          (10,511)              (3,838)
     Receivables                         (18,861)                (423)
     Due from investment dealers             131               13,028
     Commodity investments                (1,318)                   -
     Properties held for development
      and sale                              (157)                (180)
     Accounts payable and accrued
      Expenses                            (6,760)               9,422
     Other                                (1,725)                 566
                                       ---------           ----------
                                         (15,235)              37,051
Financing
  Net increase (decrease)
   in deposits                            48,721              (60,159)
  Borrowings, less debt
   repayments, net                           646               (6,648)
  Issuance of shares (repurchase of
   shares), net                           (5,957)               6,307
  Other                                        -                  (19)
                                       ---------           ----------
                                          43,410              (60,519)
Investing
  Net (increase) decrease in loans        (2,901)             32,008
  Other                                      (50)               (251)
                                       ---------           ---------
                                          (2,951)             31,757

Exchange rate effect on cash and
 cash equivalents                          3,486              (3,851)
                                       ---------           ---------
Net change in cash                        28,710               4,438
Cash and cash equivalents,
 beginning of period                      77,166              68,524
                                       ---------           ---------
Cash and cash equivalents,
 end of period                         $ 105,876           $  72,962
                                       =========           =========




The  accompanying  notes  are  an  integral  part of these financial statements.

                                MFC BANCORP LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE THREE MONTHS ENDED JUNE 30, 2002 AND 2001
                                   (UNAUDITED)
                             (DOLLARS IN THOUSANDS)



                                                     2002       2001
                                                   --------   --------
Operating
 Net income                                        $ 10,049   $  9,543
 Adjustments to reconcile net income to net cash
 provided by operating activities:
     Depreciation and amortization                      344        358
     Write-down of equity method investment           4,735          -
 Changes in current assets and liabilities
     Securities                                      (7,094)    (3,086)
     Receivables                                    (18,835)    (5,121)
     Due from investment dealers                        143       (261)
     Commodity investments                              112          -
     Properties held for development and sale           (16)       (41)
     Accounts payable and accrued expenses            2,591      1,767
     Other                                           (2,141)       757
                                                   --------   --------
                                                    (10,112)     3,916
Financing
 Net increase (decrease) in deposits                 44,790     (9,614)
 Borrowings, less debt repayments, net               (4,928)    (6,648)
 Issuance of shares (repurchase of shares), net      (2,394)     5,900
 Other                                                    -        (19)
                                                   --------   --------
                                                     37,468    (10,381)
Investing
 Net decrease in loans                                5,506      9,471
 Other                                                  (36)      (235)
                                                   --------   --------
                                                      5,470      9,236

Exchange rate effect on cash and cash equivalents     3,986     (3,276)
                                                   --------   --------
Net change in cash                                   36,812       (505)
Cash and cash equivalents, beginning of period       69,064     73,467
                                                   --------   --------
Cash and cash equivalents, end of period           $105,876   $ 72,962
                                                   ========   ========




The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2002
                                   (UNAUDITED)

NOTE  1.  BASIS  OF  PRESENTATION

The consolidated financial statements contained herein include the accounts of MFC Bancorp Ltd. and its subsidiaries (the "Company").

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

NOTE  2.  NATURE  OF  BUSINESS

The Company is in the financial services business and its principal activities focus on merchant banking.

NOTE  3.  EARNINGS  PER  SHARE

The Company adopted the Canadian Institute of Chartered Accountants' Accounting Handbook Section 3500, "Earnings Per Share", which is applied for fiscal years beginning on or after January 1, 2001. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if-converted" method. The dilutive effect of outstanding call options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The computation of earnings per share under Canadian generally accepted accounting principles conforms in all material respects with the computation under U.S. generally accepted accounting principles.

NOTE  4.  GOODWILL  AND  OTHER  INTANGIBLE  ASSETS

Canadian Institute of Chartered Accountants' Accounting Handbook Section 3062, "Goodwill and Other Intangible Assets", which is applied for fiscal years beginning on or after January 1, 2002, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and other intangible assets. A recognized intangible asset should be amortized over its useful life, unless the life is determined to be indefinite; and an intangible asset that is subject to amortization should be tested for impairment. Goodwill should be recognized on an enterprise's balance sheet at the amount initially recognized, less any write-down for impairment.

As prescribed by the Section 3062, the following table sets forth the reconciliation of reported net income to adjusted net income before amortization of goodwill:




                                    For Six Months            For Three Months
                                    Ended June 30,            Ended June 30,
                                 --------------------      ----------------------
                                   2002        2001          2002          2001
                                 --------    --------      --------      --------
                                   (in thousands of           (in thousands of
                                   Canadian dollars,          Canadian dollars,
                                      except per                 except per
                                    share amounts)             share amounts)

Reported net income              $ 20,037    $ 17,626      $ 10,049      $  9,543
Add back: goodwill amortization         -         580             -           290
                                 --------    --------      --------      --------

Adjusted net income              $ 20,037    $ 18,206      $ 10,049      $  9,833
                                 ========    ========      ========      ========

Basic earnings per share:
  Reported net income            $   1.54    $   1.43       $   0.76     $   0.76
  Goodwill amortization                 -        0.05              -         0.03
                                 ========    ========       ========     ========

Adjusted net income              $   1.54    $   1.48       $   0.76     $   0.79
                                 ========    ========       ========     ========

Diluted earnings per share:
  Reported net income            $   1.45    $   1.34       $   0.72     $   0.72
  Goodwill amortization                 -        0.05              -         0.02
                                 --------    --------       --------     --------

Adjusted net income              $   1.45    $   1.39       $   0.72     $   0.74
                                 ========    ========       ========     ========




NOTE  5.  REPORTING  CURRENCY

The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in U.S. dollars for reference purposes. Amounts reported in U.S. dollars have been translated from Canadian dollars at a rate of U.S. $1.00 = Canadian $1.5187 as at June 30, 2002, being the period-end exchange rate as prescribed by Regulation S-X (the accounting regulation of the U.S. Securities and Exchange Commission).

NOTE  6.  ACQUISITIONS  SUBSEQUENT  TO  PERIOD  END

In August 2002, the Company acquired 21,030,000 common shares (representing 94.6%) of Euro Trade & Forfaiting, Inc. ("Euro Trade"), a company incorporated pursuant to the laws of the state of Utah, U.S.A., for consideration of approximately U.S. $26.7 million.

In August 2002, the Company also acquired an 85% equity interest in Banff Resources Ltd. incorporated pursuant to the laws of Yukon, Canada, a cobalt mining and processing company. The Company acquired its interest for a nominal amount and agreed to pay a royalty payment of up to a maximum amount of U.S. $10,000,000 if certain conditions are met in the future.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

IN  THIS  DOCUMENT,  PLEASE  NOTE  THE  FOLLOWING:

- REFERENCES TO "WE", "OUR", "US" OR "MFC" MEAN MFC BANCORP LTD. AND ITS SUBSIDIARIES UNLESS THE CONTEXT OF THE SENTENCE CLEARLY SUGGESTS OTHERWISE;
- ALL REFERENCES TO MONETARY AMOUNTS ARE IN CANADIAN DOLLARS, UNLESS OTHERWISE INDICATED;
- THE INFORMATION SET FORTH IN THIS QUARTERLY REPORT IS AS AT JUNE 30, 2002, UNLESS AN EARLIER OR LATER DATE IS INDICATED; AND
- SELECTED FINANCIAL INFORMATION HAS BEEN PROVIDED IN U.S. DOLLARS FOR INFORMATIONAL PURPOSES USING AN EXCHANGE RATE OF ONE CANADIAN DOLLAR BEING EQUAL TO U.S. $0.6585, BEING THE FEDERAL RESERVE BANK OF NEW YORK RATE OF CONVERSION FOR CANADIAN DOLLARS TO U.S. DOLLARS AS AT THE END OF THE SECOND QUARTER OF 2002.

The following discussion and analysis of the financial condition and results of our operations for the six months and three months ended June 30, 2002 should be read in conjunction with our consolidated financial statements and related notes included in this quarterly report. Certain reclassifications have been made to our prior period financial statements to conform to the current period presentation.

RESULTS  OF  OPERATIONS  -  SIX  MONTHS  ENDED  JUNE  30,  2002

In the six months ended June 30, 2002, revenues increased to $107.6 million from $90.9 million in the comparable period of 2001, due to the increased activities of trading operations. Revenues in the current period include gains on indebtedness of $1.5 million. Expenses increased to $89.1 million in the six months ended June 30, 2002 from $73.2 million in the comparable period of 2001, primarily as a result of the increased activities of trading operations. General and administrative expenses increased to $15.4 million in the six months ended June 30, 2002 from $7.7 million in the comparable period of 2001, primarily as a result of increased activities of trading operations. Interest expense increased to $3.4 million in the six months ended June 30, 2002 from $1.4 million in the comparable period of 2001.

In the six months ended June 30, 2002, our net earnings were $20.0 million or $1.54 per share on a basic basis ($1.45 per share on a diluted basis). In the six months ended June 30, 2001, our net earnings were $17.6 million or $1.43 per share on a basic basis ($1.34 per share on a diluted basis).

RESULTS  OF  OPERATIONS  -  THREE  MONTHS  ENDED  JUNE  30,  2002

In the three months ended June 30, 2002, revenues increased to $53.4 million from $46.9 million in the comparable period of 2001, due to the increased activities of trading operations. Expenses increased to $44.9 million in the three months ended June 30, 2002 from $37.3 million in the comparable period of 2001, primarily as a result of the increased activities of trading operations. General and administrative expenses increased to $7.1 million in the three months ended June 30,

2002 from $5.0 million in the comparable period of 2001, primarily as a result of increased activities of trading operation. Interest expense increased to $1.8 million in the three months ended June 30, 2002 from $0.6 million in the comparable period of 2001.

In the three months ended June 30, 2002, our net earnings were $10.0 million or $0.76 per share on a basic basis ($0.72 per share on a diluted basis). In the three months ended June 30, 2001, our net earnings were $9.5 million or $0.76 per share on a basic basis ($0.72 per share on a diluted basis).

LIQUIDITY  AND  CAPITAL  RESOURCES

The following table is a summary of selected financial information concerning MFC for the periods indicated:




                             U.S. DOLLARS                 CANADIAN DOLLARS
                      --------------------------      ------------------------
                      JUNE 30,      DECEMBER 31,      JUNE 30,    DECEMBER 31,
                        2002            2001           2002          2001
                      --------      ------------     --------    -------------
                            (IN THOUSANDS)                 (IN THOUSANDS)
                           INFORMATION ONLY
Cash and cash
  equivalents         $ 69,715      $ 48,453         $105,876    $ 77,166
Securities              46,435        47,598           70,521      75,805
Total assets           286,092       247,796          434,487     394,639
Debt                    63,327        61,535           96,175      98,000




We maintain a high level of liquidity, with a substantial amount of assets held in cash and cash equivalents, marketable securities and customer loans collateralized by marketable securities. The liquid nature of these assets provides us with flexibility in managing our business and financing. This liquidity is used by us in client related services where we act as a financial intermediary for third parties and in our own proprietary investing activities.

At June 30, 2002, our cash and cash equivalents were $105.9 million, compared to $77.2 million at December 31, 2001. At June 30, 2002, we had securities of $70.5 million, compared to $75.8 million at December 31, 2001.

OPERATING  ACTIVITIES

Operating activities used cash of $15.2 million in the six months ended June 30, 2002, compared to providing cash of $37.1 million in the comparable period of 2001. In the six months ended June 30, 2002, an increase in receivables used cash of $18.9, compared to $0.4 million in the comparable period of 2001. A decrease in amounts due from investment dealers provided cash of $0.1 million in the six months ended June 30, 2002, compared to $13.0 million in the comparable period of 2001, primarily as a result of the outsourcing of our private banking operations in 2001. A decrease in accounts payable and accrued expenses used cash of $6.8 million in the six months ended June 30, 2002, compared to an increase in same providing cash of $9.4 million in the comparable period of 2001. A net increase in securities used cash of $10.5 million in the current period, compared to $3.8 million in the comparable period of 2001. We expect to generate sufficient cash flow from operations to meet our working capital requirements.

INVESTING  ACTIVITIES

Investing activities in the six months ended June 30, 2002 used cash of $3.0 million, compared to providing cash of $31.8 million in the comparable period of 2001, primarily as a result of a net increase in loans outstanding during the current period.

FINANCING  ACTIVITIES

Financing activities provided cash of $43.4 million in the six months ended June 30, 2002, compared to using cash of $60.5 million in the comparable period of 2001, primarily as a result of a net decrease of approximately $60.2 million in banking customer deposits during 2001 resulting primarily from the outsourcing of our private banking operations. Net repurchases of shares used cash of $6.0 million in the current period.

An unrealized foreign exchange translation gain of $3.5 million on cash and cash equivalents resulted primarily from the revaluation of the Swiss franc relative to the Canadian dollar by approximately 6.1% over the period, which is included as shareholder's equity in our balance sheet and does not affect our net earnings.

We continue to explore potential investment opportunities as a means of expanding our business. Such opportunities may involve projects which are material in size and may require the raising of additional capital.

FOREIGN  CURRENCY

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

We translate foreign assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations are recorded as shareholders' equity on the balance sheet and do not affect our net earnings.

As a substantial amount of our revenues are received in Swiss francs, our financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rate for Swiss francs prevailing during that period. In addition, certain assets, liabilities, revenues and expenses are denominated in U.S. dollars and Euros. In the six months ended June 30, 2002, we reported approximately a net $3.6 million foreign exchange translation gain and, as a result, our cumulative foreign exchange translation gain at June 30, 2002 was $8.1 million, compared to $4.5 million at December 31, 2001.

We use derivatives to manage our exposure and our clients' exposure to foreign currency exchange rate risks.

Based upon the period average exchange rate in the second quarter of 2002, the Canadian dollar decreased by approximately 9.8% in value against the Swiss franc, approximately 0.8% in value against the U.S. dollar and approximately 5.8% in value against the Euro, compared to the second quarter of 2001.

The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in U.S. dollars for reference purposes. Amounts reported in U.S. dollars have been translated from Canadian dollars at a rate of U.S.$1.00 = Canadian $1.5187 as at June 30, 2002, being the period-end exchange rate as prescribed by Regulation S-X (the accounting regulation of the U.S. Securities and Exchange Commission).

CERTAIN  FACTORS

Our results of operations may be materially affected by market fluctuations and economic factors. In addition, our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, commodity prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Competition includes firms traditionally engaged in financial services such as banks, broker-dealers and investment dealers, along with other sources such as insurance companies, mutual fund groups and other companies offering financial services in Europe and globally.

DERIVATIVE  INSTRUMENTS

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to provide products and services to clients and to manage our foreign exchange exposure for our own account.

INFLATION

We do not believe that inflation has had a material impact on revenues or income during the second quarter of 2002. Because our assets to a large extent are liquid in nature, they are not significantly affected by inflation. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant      MFC  BANCORP  LTD.
             ---------------------------

By            /s/  Michael  J.  Smith
             ---------------------------
             MICHAEL J. SMITH, PRESIDENT


Date            August  28,  2002
             ---------------------------